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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-68875

                              PROSPECTUS SUPPLEMENT

                      To Prospectus dated December 23, 1998
                and supplemented by Prospectus Supplements dated
           January 26, 1999, February 1, 1999, and February 5, 1999 of

                         AMERICAN EAGLE OUTFITTERS, INC.

         On February 22, 1999, the Guez Living Trust transferred 23,000 shares of common stock to an account at Salomon Smith Barney for the benefit of Hubert Guez. The shares were transferred to secure a loan by Mr. Guez from Congress Financial Corp.

         The 23,000 shares transferred to Hubert Guez are subject to a pledge and security agreement in favor of Congress Financial Corp. As a result of the transfer of these shares to Mr. Guez under the pledge and security agreement, Congress Financial Corp. may sell the shares under the prospectus.

          Immediately following this transaction, the Guez Living Trust beneficially owned 87,000 shares, subject to its obligation to deliver 10,000 shares upon exercise of option contracts written by the trust.

         On February 25, 1999, the closing price per share on the Nasdaq National Market was $68.50.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SHARES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO CONTRARY IS A CRIMINAL OFFENSE.

          The date of this Prospectus Supplement is February 26, 1999.